FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc

      Exercise of options by person discharging managerial responsibility

Dr Stuart Fysh

The Company has received notification from Dr Stuart Fysh, Executive Vice President & Managing Director Mediterranean Basin and Africa, that on
11 December 2006 he exercised options under the BG Group Company Share Option Scheme over 42,698 ordinary shares of 10p each, at a price of GBP2.705 per share.

As a result, Dr Fysh's beneficial interests in the ordinary share capital of BG Group plc are 226,374 shares, representing 0.007% of the shares in issue.

11 December 2006
Website www.bg-group.com






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 December 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary